Abbey National plc
Computation of Ratio of Earnings to Fixed Charges
Calculated in accordance with IFRS
Excluding interest on retail deposits

	Year Ended December 31

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Profit on continuing operations before tax	1,094	864	428	362	16

Fixed charges: interest expense (B) (1)	2,988	2,639	1,896	1,688	2,084

Earnings before taxes and fixed charges (A)	4,082	3,503	2,324	2,050	2,100

Ratio of earnings to fixed charges (A/B)	136.61	132.74	122.57	121.45	100.77
Including interest on retail deposits

	Year Ended December 31

	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Profit on continuing operations before tax	1,094	864	428	362	16

Fixed charges: interest expense (B) (1)	6,143	5,544	4,414	4,250	4,174

Earnings before taxes and fixed charges (A)	7,237	6,408	4,842	4,612	4,190

Ratio of earnings to fixed charges (A/B)	117.81	115.58	109.70	108.52	100.38
Note:

(1)	Includes the amortisation of discounts and premiums on debt securities in issue.